                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-63980

PROSPECTUS

                        (DIAMOND OFFSHORE DRILLING LOGO)

                        DIAMOND OFFSHORE DRILLING, INC.

                 1 1/2% CONVERTIBLE SENIOR DEBENTURES DUE 2031

THE DEBENTURES

- Aggregate principal amount: $460,000,000.

- Common stock into which the debentures are convertible: initially 9,382,988 shares, subject to conversion rate adjustments.

- Issue price: 100% on April 11, 2001. This prospectus will be used by selling securityholders to resell debentures and the shares of common stock issuable upon conversion of the debentures.

- Interest: 1.50% per year payable semiannually in arrears.

- Conversion rate: 20.3978 shares of our common stock per $1,000 principal amount of debentures, subject to adjustment.

- Maturity date: April 15, 2031.

CONTINGENT INTEREST

- We will pay contingent interest during any six-month period beginning after April 15, 2008 if the average market price of a debenture during a measurement period preceding that six-month period equals 120% or more of the principal amount of the debenture and we pay a regular cash dividend during that six-month period.

- The amount of contingent interest payable per debenture for each quarter will equal 50% of regular cash dividends, if any, that we pay per share of our common stock multiplied by the conversion rate.

CONVERSION

- Holders can convert the debentures into our common stock at any time on or before the maturity date.

REDEMPTION

- We have the option to redeem the debentures at any time on or after April 15, 2008.

REPURCHASE

- Holders have the option on April 15, 2008, or when there is a change of control of Diamond Offshore, to require us to repurchase their debentures.

- We may choose to pay the repurchase price in cash or shares of our common stock or a combination of cash and shares of our common stock.

   THE DEBENTURES AND COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5.

  Our common stock is listed on The New York Stock Exchange under the symbol
"DO."

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY CONTRARY REPRESENTATION IS A CRIMINAL OFFENSE.

                        Prospectus dated August 23, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................  iii
Where You Can Find More Information.........................   iv
Summary.....................................................    1
Risk Factors................................................    5
Use of Proceeds.............................................    9
Ratio of Earnings to Fixed Charges..........................    9
Description of Capital Stock................................   10
Description of the Debentures...............................   11
Selling Securityholders.....................................   29
Certain United States Federal Income Tax Considerations.....   33
Plan of Distribution........................................   37
Legal Matters...............................................   39
Independent Auditors........................................   39

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements include the information concerning possible or assumed future results of operations of our company, including statements about the following subjects:

     - business strategy
     - growth opportunities
     - competitive position
     - market outlook
     - expected financial position
     - expected results of operations
     - future cash flows
     - future dividends
     - financing plans
     - budgets for capital and other expenditures
     - timing and cost of completion of capital projects
     - plans and objectives of management
     - performance of contracts
     - outcomes of legal proceedings
     - compliance with applicable laws
     - adequacy of insurance
     - future uses of and requirements for financial resources
     - expenditures, delivery dates and drilling contracts related to the deepwater upgrade of the Ocean Baroness and other conversion or upgrade projects

     Forward-looking statements in this prospectus, including any applicable prospectus supplement, or incorporated by reference are identifiable by use of the following words and other similar expressions, among others:

     - "anticipate"
     - "believe"
     - "budget"
     - "could"
     - "estimate"
     - "expect"
     - "forecast"
     - "intend"
     - "may"
     - "might"
     - "plan"
     - "predict"
     - "project"
     - "should"

     The factors discussed below under "Risk Factors" and in the documents we incorporate by reference into this prospectus could affect our future results of operations and could cause those results to differ materially from those expressed in the forward-looking statements included in this prospectus, including any applicable prospectus supplement, or incorporated by reference. These factors include, among others, general economic and business conditions, casualty losses, industry fleet capacity, changes in foreign and domestic oil and gas exploration and production activity, competition, changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, customer preferences and various other matters, many of which are beyond our control.

     You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You can inspect and copy the registration statement on Form S-3 of which this prospectus is a part, as well as reports, proxy statements and other information that we file with the SEC, and obtain copies of these materials at the prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for information regarding the operation of the Public Reference Room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, like us, that file electronically.

     This prospectus provides you with a general description of the debentures and common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with, or incorporated by reference into, our registration statement.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act until this offering is completed:

     - Annual Report on Form 10-K for the year ended December 31, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

     - Current Report on Form 8-K filed with the SEC on March 7, 2001;

     - Current Report on Form 8-K filed with the SEC on April 6, 2001;

     - Current Report on Form 8-K filed with the SEC on April 11, 2001; and

     - The description of our common stock contained in Amendment No. 1 to the Registration Statement on Form 8-A filed with the SEC on October 10, 1995.

     You may request these documents in writing or by telephone. We will provide to you, at no cost, a copy of any or all information incorporated by reference in the registration statement, of which this prospectus is a part. Requests should be directed to our Investor Relations Department at our principal offices which are located at 15415 Katy Freeway, Houston, Texas 77094. You may contact our Investor Relations Department by calling us at (281) 492-5300.

     You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling securityholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                                    SUMMARY

     You should read this summary together with the more detailed information regarding us, the 1 1/2% Convertible Senior Debentures Due 2031, or debentures, and the common stock issuable upon conversion of the debentures appearing elsewhere, and incorporated by reference, in this prospectus. All selling securityholders must deliver a prospectus to purchasers at or prior to the time of any sale of the debentures or common stock issuable upon conversion of the debentures.

                        DIAMOND OFFSHORE DRILLING, INC.

     We are a leading global offshore oil and gas drilling contractor. Our fleet, which is comprised of 30 semisubmersible rigs, 14 jack-up rigs and one drillship, is one of the world's largest.

     We drill in the waters of North America, South America, Europe, Africa, Asia and Australia. We offer comprehensive drilling services to the global energy industry.

     We were incorporated in 1989. Our principal executive offices are located at 15415 Katy Freeway, Houston, Texas 77094, and our telephone number at that location is (281) 492-5300. As used in this prospectus, "we" means Diamond Offshore Drilling, Inc., a Delaware corporation, and its subsidiaries, unless the context indicates otherwise.

                                  THE OFFERING

Securities Offered..................     $460,000,000 aggregate principal amount
                                         of 1 1/2% Convertible Senior Debentures
                                         Due 2031. Each debenture was issued at
                                         a price of $1,000.00 per debenture.

Maturity Date.......................     April 15, 2031.

Interest............................     1 1/2% per year on the principal
                                         amount, payable semiannually in arrears
                                         on April 15 and October 15 of each
                                         year, beginning October 15, 2001.

Conversion Rights...................     You have the option to convert the
                                         debentures into our common stock at any
                                         time on or before the maturity date,
                                         unless the debentures have been
                                         previously redeemed or purchased.

                                         You can convert the debentures into
                                         common stock at a conversion rate of
                                         20.3978 shares for each $1,000
                                         principal amount. The conversion rate
                                         will be subject to adjustment if
                                         certain events occur. Instead of
                                         delivering shares of our common stock
                                         upon conversion of any debentures, we
                                         may elect to pay you cash for your
                                         debentures in an amount based on the
                                         average sale price of our common stock
                                         for the five consecutive trading days
                                         immediately following either:

                                         - the date of our notice of our
                                           election to deliver cash, which we
                                           must give within two business days of
                                           receiving a conversion notice, unless
                                           we have earlier given notice of
                                           redemption as described in this
                                           prospectus; or

                                         - the conversion date, if we have given
                                           notice of redemption specifying we
                                           intend to deliver cash upon
                                           conversion thereafter.

                                         The conversion rate may be adjusted for
                                         certain reasons, but will not be
                                         adjusted for accrued interest (whether
                                         regular or contingent). You will not
                                         receive any cash payment representing
                                         accrued regular or contingent interest
                                         upon conversion, except upon conversion
                                         of debentures called for redemption.
                                         Instead, accrued interest will be
                                         deemed paid by the shares of common
                                         stock you receive on conversion. The
                                         debentures are initially convertible
                                         into 9,382,988 shares of our common
                                         stock. See "Description of the
                                         Debentures -- Conversion Rights."

Ranking.............................     The debentures are unsecured and
                                         unsubordinated obligations and rank
                                         equal in right of payment to all our
                                         existing and future unsecured and
                                         unsubordinated indebtedness. However,
                                         the debentures are effectively
                                         subordinated to all existing and future
                                         obligations of our subsidiaries. As of
                                         June 30, 2001, Diamond Offshore
                                         Drilling, Inc. had approximately $877.4
                                         million of total indebtedness
                                         outstanding (including the debentures).
                                         As of June 30, 2001, our subsidiaries
                                         had approximately $56.1 million of
                                         outstanding obligations.

Contingent Interest.................     We will pay contingent interest to the
                                         holders of debentures during any
                                         six-month period from April 16 to
                                         October 15 and from October 16 to April
                                         15, beginning April 16, 2008, if the
                                         average market price of a debenture for
                                         the five trading days ending on the
                                         second trading day immediately
                                         preceding the relevant six-month period
                                         equals 120% or more of the principal
                                         amount of the debenture and we pay a
                                         regular cash dividend during that
                                         six-month period. Notwithstanding the
                                         above, if we declare a dividend for
                                         which the record date falls before the
                                         first day of that six-month period but
                                         the payment date falls within that
                                         six-month period, then the five trading
                                         day period for determining the average
                                         market price of a debenture will be the
                                         five trading days ending on the second
                                         trading day immediately preceding the
                                         record date.

                                         The amount of contingent interest
                                         payable per debenture in respect of any
                                         quarterly period will equal 50% of
                                         regular cash dividends, if any, that we
                                         pay per share on our common stock
                                         during that quarterly period multiplied
                                         by the number of shares of common stock
                                         issuable upon conversion of a
                                         debenture.

                                         Contingent interest, if any, will
                                         accrue and be payable to holders of
                                         debentures as of the record date for
                                         the

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

                                         related common stock dividend. We will
                                         pay that contingent interest on the
                                         payment date of the related common
                                         stock dividend. Regular cash interest
                                         will continue to accrue at the rate of
                                         1 1/2% per year on the principal amount
                                         of the debentures whether or not we pay
                                         any contingent interest. See
                                         "Description of the
                                         Debentures -- Contingent Interest."

Optional Redemption by Diamond
Offshore............................     We may redeem all or a portion of the
                                         debentures for cash at any time on or
                                         after April 15, 2008 at a price equal
                                         to 100% of the principal amount of the
                                         debentures to be redeemed plus accrued
                                         and unpaid interest to, but excluding,
                                         the redemption date. You may convert
                                         your debentures after they are called
                                         for redemption at any time prior to the
                                         close of business on the business day
                                         immediately preceding the redemption
                                         date. Our notice of redemption will
                                         inform you of our election to deliver
                                         shares of our common stock or to pay
                                         cash in lieu of delivery of the shares
                                         with respect to any debentures
                                         converted before the redemption date.
                                         See "Description of the
                                         Debentures -- Redemption of Debentures
                                         at Our Option."

Original Issue Discount.............     You agree to treat the debentures as
                                         debt instruments subject to the United
                                         States federal income tax contingent
                                         payment debt regulations. You should be
                                         aware that, even if we do not pay any
                                         contingent interest on the debentures,
                                         you will be required to include in your
                                         gross income for United States federal
                                         income tax purposes an amount of
                                         interest in excess of regular cash
                                         interest. This imputed interest, also
                                         referred to as original issue discount,
                                         will accrue at a rate equal to 6 1/2%
                                         per year, computed on a semiannual bond
                                         equivalent basis, which represents the
                                         yield on our noncontingent,
                                         nonconvertible, fixed-rate debt with
                                         terms otherwise similar to the
                                         debentures. The rate at which the
                                         original issue discount will accrue for
                                         United States federal income tax
                                         purposes will exceed the stated yield
                                         of 1 1/2% for the regular cash
                                         interest. If the actual contingent
                                         interest we pay differs from the amount
                                         projected by us, adjustments will be
                                         made to the amounts included in your
                                         income.

                                         You will also recognize gain or loss on
                                         the sale, exchange, conversion or
                                         redemption of a debenture in an amount
                                         equal to the difference between the
                                         amount realized on the sale, exchange,
                                         conversion or redemption, including the
                                         fair market value of any common stock
                                         received upon conversion or otherwise,
                                         and your adjusted tax basis in the
                                         debenture. Any gain recognized by you
                                         on the sale, exchange, conversion or
                                         redemption of a debenture generally
                                         will be ordinary interest income; any
                                         loss will be ordinary loss to the
                                         extent of the interest previously
                                         included in income and, thereafter,
                                         capital loss. See "Certain United
                                         States Federal Income Tax
                                         Considerations."

Sinking Fund........................     None.

Purchase of Debentures by Us at the
Option of the Holder................     You may require us to purchase all or a
                                         portion of your debentures on April 15,
                                         2008 at a price equal to 100% of the
                                         principal amount of the debentures to
                                         be purchased plus accrued and unpaid
                                         interest to, but excluding, the
                                         purchase date. We may choose to pay the
                                         purchase price in cash, shares of
                                         common stock or a combination of cash
                                         and shares of common stock. After
                                         receiving notice of our choice, you may
                                         withdraw your election. We may also add
                                         purchase dates on which you may require
                                         us to purchase all or a portion of your
                                         debentures. See "Description of the
                                         Debentures -- Purchase of Debentures by
                                         Us at the Option of the Holder."

Change in Control...................     Upon a change in control, you may
                                         require us to purchase all or a portion
                                         of your debentures for cash at a price
                                         equal to 100% of the principal amount
                                         of the debentures to be purchased plus
                                         accrued and unpaid interest to, but
                                         excluding, the date of purchase. See
                                         "Description of the
                                         Debentures -- Change in Control Permits
                                         Purchase of Debentures by Us at the
                                         Option of the Holder."

Use of Proceeds.....................     We will not receive any of the proceeds
                                         from the sale of the debentures or the
                                         underlying common stock by any selling
                                         securityholders.

Trading.............................     The common stock is listed on The New
                                         York Stock Exchange under the symbol
                                         "DO."

                                  RISK FACTORS

     Except for the historical information in this prospectus, the matters contained in this prospectus include forward-looking statements that involve risks and uncertainties. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this prospectus. The following risks and uncertainties are not the only ones we face. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of the debentures and our common stock could decline and you could lose part or all of your investment.

OUR BUSINESS DEPENDS ON THE LEVEL OF ACTIVITY IN THE OIL AND GAS INDUSTRY, WHICH IS SIGNIFICANTLY AFFECTED BY VOLATILE OIL AND GAS PRICES.

     Our business depends on the level of activity in offshore oil and gas exploration, development and production in markets worldwide. Oil and gas prices, market expectations of potential changes in these prices and a variety of political and economic factors significantly affect this level of activity. Oil and gas prices are extremely volatile and are affected by numerous factors, including:

     - worldwide demand for oil and gas;

     - the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing;

     - the level of production in non-OPEC countries;

     - the policies of the various governments regarding exploration and development of their oil and gas reserves;

     - advances in exploration and development technology; and

     - the political environment of oil-producing regions.

THE LEVEL OF ACTIVITY IN THE OFFSHORE CONTRACT DRILLING INDUSTRY HAS BEEN SLOW TO RECOVER, WHICH HAS ADVERSELY AFFECTED OUR DAYRATES AND RIG UTILIZATION.

     During 2000 and 2001, oil and natural gas prices remained significantly above historical averages. However, market recovery, particularly for our lower specification semisubmersible rigs, has been slow as oil producers have been cautious to invest in future production due to their uncertainty as to whether the high level of product prices would continue. As of August 13, 2001, two of our second generation semisubmersibles were cold stacked and not being marketed, one was in the shipyard being upgraded, one was being prepared for mobilization to a shipyard for upgrade and another one was stacked and available for work. Recently, natural gas prices have declined which has resulted in lower dayrates for the Gulf of Mexico jack-up fleet as contracts have been renewed. Depending on market conditions at the time when other units currently under contract become available, we may be required during 2001 to stack additional units or we may be required to enter into lower-rate renewal contracts.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND CYCLICAL, WITH INTENSE PRICE COMPETITION, AND HAS BEEN SLOW TO RECOVER FROM DECREASED RIG DEMAND AND INCREASED RIG AVAILABILITY.

     The offshore contract drilling industry is highly competitive with numerous industry participants, none of which at the present time has a dominant market share. Some of our competitors may have greater resources than we do.

     Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job, although rig availability and the quality and technical capability of service and equipment may also be considered.

     Our industry has historically been cyclical. There have been periods of high demand, short rig supply and high dayrates, followed by periods of lower demand, excess rig supply and low dayrates. The industry experienced a period of significantly lower demand during 1999 as a result of reduced spending for exploration and development by our customers in response to dramatically lower crude oil prices during 1998. In addition, rig availability increased as a result of contract expirations and construction by other drilling contractors of new rigs that are competing with our rigs. Periods of excess rig supply intensify the competition in the industry and often result in rigs being idled for long periods of time. Although oil and natural gas prices have since recovered and remained above historical averages during 2000 and the first seven months of 2001, market recovery for various classes of equipment within the offshore drilling industry has been inconsistent due to uncertainty among oil and gas producers as to whether the high level of product prices would continue.

OUR DRILLING CONTRACTS MAY BE TERMINATED DUE TO EVENTS BEYOND OUR CONTROL.

     Our customers may terminate some of our term drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations.

RIG CONVERSIONS, UPGRADES OR NEWBUILDS MAY BE SUBJECT TO DELAYS AND COST
OVERRUNS.

     From time to time we may undertake to add new capacity through conversions or upgrades to rigs or through new construction. These projects are subject to risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

     - shortages of equipment, materials or skilled labor;

     - unscheduled delays in the delivery of ordered materials and equipment;

     - unanticipated cost increases;

     - weather interferences;

     - difficulties in obtaining necessary permits or in meeting permit conditions;

     - design and engineering problems; and

     - shipyard failures.

OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS.

     Our operations are subject to the usual hazards inherent in drilling for oil and gas offshore, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings or fires. The occurrence of these events could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death to rig personnel. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. In addition, offshore drilling operators are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to damage claims by oil and gas companies.

     Although we maintain insurance in the areas in which we operate, pollution and environmental risks generally are not fully insurable. Our insurance policies and contractual rights to indemnity may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks. If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our financial position and results of operations.

OUR INTERNATIONAL OPERATIONS INVOLVE ADDITIONAL RISKS NOT ASSOCIATED WITH DOMESTIC OPERATIONS.

     We operate in various regions throughout the world that may expose us to political and other uncertainties, including risks of:

     - war and civil disturbances;

     - expropriation of property or equipment;

     - the inability to repatriate income or capital; and

     - changing taxation policies.

     International contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

     - the equipping and operation of drilling units;

     - currency conversions and repatriation;

     - oil and gas exploration and development;

     - taxation of offshore earnings and earnings of expatriate personnel; and

     - use of local employees and suppliers by foreign contractors.

     Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In addition, government action, including initiatives by OPEC, may continue to cause oil price volatility. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil companies and may continue to do so. In addition, some foreign governments favor or effectively require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete.

FLUCTUATIONS IN EXCHANGE RATES COULD RESULT IN LOSSES TO US.

     Another risk inherent in our international operations is the possibility of currency exchange losses where revenues are received and expenses are paid in nonconvertible currencies. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation.

FAILURE TO RETAIN HIGHLY SKILLED PERSONNEL COULD HURT OUR OPERATIONS.

     We require highly skilled personnel to operate and provide technical services and support for our drilling units. To the extent demand for drilling services and the size of the worldwide industry fleet increase, shortages of qualified personnel could arise, creating upward pressure on wages.

GOVERNMENTAL LAWS AND REGULATIONS MAY ADD TO OUR COSTS OR LIMIT OUR DRILLING ACTIVITY.

     Our operations are affected from time to time in varying degrees by governmental laws and regulations. The drilling industry is dependent on demand for services from the oil and gas exploration industry and, accordingly, is affected by changing tax and other laws relating to the energy business generally. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to our operating costs or may significantly limit drilling activity.

COMPLIANCE WITH OR BREACH OF ENVIRONMENTAL LAWS CAN BE COSTLY AND COULD LIMIT OUR OPERATIONS.

     In the United States, regulations controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment or otherwise relating to the protection of the environment apply to some of our operations. For example, our company, as an operator of mobile offshore drilling units in navigable United States waters and some offshore areas, may be liable for damages and costs incurred in connection with oil spills for which we are held responsible. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose "strict liability," rendering a person liable for environmental damage without regard to negligence or fault on the part of that person. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position and results of operations.

OUR HOLDING COMPANY STRUCTURE RESULTS IN SUBSTANTIAL STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON THE DEBENTURES.

     The debentures are obligations exclusively of our company. We are a holding company and, accordingly, substantially all operations are conducted by our subsidiaries. As a result, our cash flow and our ability to service our debt, including the debentures, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon their earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the debentures to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL PURCHASE OR THE PURCHASE AT THE OPTION OF THE HOLDER.

     Upon the occurrence of certain specific kinds of change in control events and on the April 15, 2008 purchase date, holders of debentures will have the right to require us to purchase their debentures. However, it is possible that we will not have sufficient funds at such time to make the required purchase of debentures or that restrictions in credit agreements that we may enter into or instruments governing other issuances or incurrences of indebtedness will not allow such purchases. See "Description of the Debentures -- Purchase of Debentures by Us at the Option of the Holder" and "-- Change in Control Permits Purchase of Debentures by Us at the Option of the Holder."

WE ARE CONTROLLED BY A SOLE STOCKHOLDER, WHICH COULD RESULT IN POTENTIAL CONFLICTS OF INTEREST.

     Loews Corporation, which we refer to as Loews, beneficially owns 52.8% of our outstanding shares of common stock and is in a position to control actions that require the consent of stockholders, including the election of directors, amendment of our Restated Certificate of Incorporation and any merger or sale of substantially all of our assets. In addition, three officers of Loews serve on our Board of Directors. One of those, James S. Tisch, the Chief Executive Officer and Chairman of the Board of our company, is also a director of Loews. We have also entered into a services agreement and a registration rights agreement with Loews and we may in the future enter into other agreements with Loews.

     Loews and its subsidiaries (other than us) and we are generally engaged in businesses sufficiently different from each other as to make conflicts as to possible corporate opportunities unlikely. However, it is possible that Loews may in some circumstances be in direct or indirect competition with us, including competition with respect to certain business strategies and transactions that we may propose to undertake. In addition, potential conflicts of interest exist or could arise in the future for such directors with respect to a number of areas relating to the past and ongoing relationships of Loews and us, including tax and insurance matters, financial commitments and sales of common stock pursuant to registration rights or otherwise. Although the affected directors may abstain from voting on matters in which our interests and those of Loews are in conflict so as to avoid potential violations of their fiduciary duties to stockholders, the presence of potential or actual conflicts could affect the process or outcome of Board deliberations, and we have not adopted any policies, procedures or practices to reduce or avoid these conflicts. We cannot assure you that these conflicts of interest will not materially adversely affect us.

THE SALE OF SHARES AVAILABLE FOR FUTURE SALE COULD HURT OUR COMMON STOCK PRICE.

     Subject to some restrictions and applicable laws, Loews is free to sell any and all of the shares of our common stock that it owns. We cannot predict the effect, if any, that future sales of common stock, or the availability of common stock for future sale, may have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock or the perception that such sales might occur could adversely affect prevailing market prices for our common stock. In connection with the initial public offering of our common stock, we entered into a registration rights agreement with Loews that provides Loews with rights to have the shares of common stock owned by Loews registered by us under the Securities Act in order to permit the unrestricted public sale of such shares.

THERE IS CURRENTLY NO PUBLIC TRADING MARKET FOR THE DEBENTURES.

     There is currently no public market for the debentures. We cannot assure you that an active trading market for the debentures will develop. If the debentures are traded they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market for the debentures does not develop, the liquidity and trading prices for the debentures may be harmed. We do not currently intend to apply to list the debentures on any securities exchange or public market.

THE AMOUNT YOU MUST INCLUDE IN YOUR INCOME FOR UNITED STATES FEDERAL INCOME TAX PURPOSES WILL EXCEED THE AMOUNT OF CASH INTEREST YOU RECEIVE.

     The debentures will be characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include, in your gross income, interest with respect to the debentures. The debentures will constitute contingent payment debt instruments. As a result, you will be required to include in your gross income each year amounts of interest in excess of the cash yield to maturity of the debentures. You will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a debenture in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the debenture. Any gain recognized by you on the sale, purchase by us at your option, conversion or redemption of a debenture generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income and, thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the debentures is described in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the debentures or the shares of common stock issuable upon conversion of the debentures.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods shown is as follows:

                                      SIX MONTHS           YEAR ENDED DECEMBER 31,
                                        ENDED        ------------------------------------
                                    JUNE 30, 2001    2000   1999    1998    1997    1996
                                    --------------   ----   -----   -----   -----   -----
Ratio of earnings to fixed
  charges.........................       9.43        4.97   15.64   37.57   28.94   31.56

     For all periods presented, we have computed the ratio of earnings to fixed charges on a total enterprise basis. Earnings represent income from continuing operations plus income taxes and fixed charges. Fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) one-third of rent expense, which we believe represents the interest factor attributable to rent.

                          DESCRIPTION OF CAPITAL STOCK

     Diamond Offshore Drilling, Inc. is a Delaware corporation. The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law, or DGCL, and our Restated Certificate of Incorporation. Our company is presently authorized to issue 500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our Board of Directors.

     Subject to such preferential rights as may be granted by our Board of Directors in connection with the future issuance of our preferred stock, holders of common stock are entitled to one vote for each share held. Holders are not entitled to cumulative voting for the purpose of electing directors and have no preemptive or similar right to subscribe for, or to purchase, any shares of common stock or other securities we may issue in the future. Accordingly, the holders of more than 50% in voting power of the shares of common stock voting generally for the election of directors will be able to elect all of our directors. At August 15, 2001, Loews beneficially owned 52.8% of the outstanding shares of common stock and was in a position to control actions that require the consent of stockholders, including the election of directors, amendment of our Restated Certificate of Incorporation and any mergers or any sale of substantially all of our assets.

     Holders of shares of common stock have no exchange, conversion or preemptive rights and shares of common stock are not subject to redemption. All outstanding shares of common stock are, and upon issuance and full payment of the purchase price therefor the shares of common stock issuable upon conversion of the debentures offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. Subject to the prior rights, if any, of holders of any outstanding class or series of preferred stock having a preference in relation to the common stock as to distributions upon the dissolution, liquidation and winding-up of our company and as to dividends, holders of shares of common stock are entitled to share ratably in all assets of our company that remain after payment in full of all of our debts and liabilities, and to receive ratably such dividends, if any, as may be declared by our Board of Directors from time to time out of funds and other property legally available therefor.

     Our Board of Directors is authorized, without further action by our stockholders, to issue shares of preferred stock in one or more series. The Board has discretion to determine the rights, preferences, privileges and limitations of each series, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. Satisfaction of any dividend preference of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. In some circumstances, the issuance of shares of preferred stock could adversely affect the voting power of the holders of common stock and may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

     We are subject to Section 203 of the DGCL. In general, Section 203 will prevent an "interested stockholder," which is defined generally as a person owning 15% or more of a corporation's outstanding voting stock, of our company from engaging in a "business combination" with us for three years following the date that person became an interested stockholder, unless:

     - before that person became an interested stockholder, our Board of Directors approved the business combination in question, or the transaction which resulted in such person becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the interested stockholder becoming such, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of our company and by employee stock plans that do not provide employees with rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - following the transaction in which that person became an interested stockholder, the business combination is approved by our Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of not less than 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

     Under Section 203, the restrictions described above do not apply to certain business combinations proposed by an interested stockholder following the announcement (or notification) of one of certain extraordinary transactions involving our company and a person who had not been an interested stockholder during the preceding three years or who became an interested stockholder with the approval of our Board of Directors, and which transactions are approved or not opposed by a majority of the members of our Board of Directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Section 203 does not apply to Loews because it has been more than three years since Loews became an interested stockholder.

     Our common stock is listed on The New York Stock Exchange and trades under the symbol "DO."

     The transfer agent and registrar for the common stock is Mellon Investor Services, L.L.C., whose principal offices are located at 44 Wall Street, New York, New York 10005.

                         DESCRIPTION OF THE DEBENTURES

     We issued the debentures pursuant to the indenture dated as of February 4, 1997, between us and The Chase Manhattan Bank, as trustee, as supplemented by a third supplemental indenture dated as of April 11, 2001 governing the debentures. We refer to the principal indenture, as so supplemented, as the "indenture."

     The following summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the debentures and the indenture. We urge you to read the indenture, the form of the debentures and the registration rights agreement, which you may obtain from us upon request. As used in this description, all references to "our company" or to "we," "us" or "our" mean Diamond Offshore Drilling, Inc., excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries.

GENERAL

     The debentures:

     - will be issued only in registered form without coupons in denominations of $1,000 and any integral multiple of $1,000 above that amount;

     - will be limited to $460,000,000 aggregate principal amount;

     - will mature on April 15, 2031; and

     - will accrue interest at a rate of 1 1/2% per year from April 11, 2001 or from the most recent interest payment date to which interest has been paid or duly provided, payable semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2001.

     Interest will be paid to the person in whose name a debenture is registered at the close of business on the April 1 or October 1, as the case may be, immediately preceding the relevant interest payment date.

Interest on the debentures will be computed on the basis of a 360-day year composed of twelve 30-day months.

     If any interest payment date, maturity date, redemption date or purchase date of a debenture falls on a day that is not a business day, the required payment of principal and interest will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after that interest payment date, maturity date, redemption date or purchase date, as the case may be, to the date of that payment on the next succeeding business day. The term "business day" means, with respect to any debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

     The debentures are redeemable prior to maturity only on or after April 15, 2008, as described below under "-- Redemption of Debentures at Our Option," and do not have the benefit of a sinking fund. Principal of and interest on the debentures will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained for such purpose, in the Borough of Manhattan, The City of New York. The debentures may be presented for conversion at the office of the conversion agent, and for registration of transfer or exchange at the office of the registrar, each such agent initially being the trustee. No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The debentures are debt instruments subject to the United States federal income tax contingent payment debt regulations. The debentures were issued with original issue discount for United States federal income tax purposes. Even if we do not pay any contingent interest on the debentures, holders will be required to include in their gross income for United States federal income tax purposes an amount of interest in excess of regular cash interest. The rate at which the original issue discount will accrue will exceed the stated yield of 1 1/2% for the regular cash interest described above. See "Certain United States Federal Income Tax Considerations."

     Each holder agrees in the indenture to treat the debentures, for United States federal income tax purposes, as "contingent payment debt instruments" and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 6 1/2%, which we have determined to be the rate comparable to the fixed rate at which we would borrow on a noncontingent, nonconvertible debt security. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the debentures are outstanding. In addition, a holder will recognize ordinary income upon a conversion of a debenture into our common stock. However, the proper United States federal income tax treatment of a holder of a debenture is uncertain in various respects. See "Certain United States Federal Income Tax Considerations."

     Maturity, conversion, purchase by us at the option of a holder or redemption of a debenture will cause interest, regular and contingent, if any, to cease to accrue on such debenture. We may not reissue a debenture that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such debenture.

RANKING OF DEBENTURES

     The debentures are unsecured and unsubordinated obligations. The debentures rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. However, we are a holding company and the debentures will be effectively subordinated to all existing and future obligations of our subsidiaries. See "Risk Factors -- Our holding company structure results in substantial structural subordination and may affect our ability to make payments on the debentures."

     As of June 30, 2001, we had approximately $877.4 million of total indebtedness outstanding (including the debentures). As of June 30, 2001, our subsidiaries had approximately $56.1 million of outstanding obligations.

CONVERSION RIGHTS

     You have the right to convert debentures, in multiples of $1,000 principal amount, into shares of our common stock. You may convert a debenture into shares of common stock at any time before the close of business on April 15, 2031. If a debenture has been called for redemption, you will be entitled to convert the debenture only until the close of business on the business day immediately preceding the date of redemption. A debenture for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the debenture may be converted only if such notice is withdrawn in accordance with the indenture.

     The initial conversion rate is 20.3978 shares of common stock for each $1,000 principal amount of debentures, subject to adjustment upon the occurrence of the events described below. We will pay for any fractional share an amount of cash based on the sale price (as defined below) of the common stock on the trading day immediately preceding the conversion date.

     Our delivery to the holder of the fixed number of shares of common stock into which the debenture is converted, together with any cash payment for fractional shares, or cash in lieu thereof, will be deemed to satisfy our obligation to pay:

     - the principal amount of the debenture;

     - the accrued regular cash interest attributable to the period from the most recent interest payment date (or, if no interest payment date has occurred, from April 11, 2001), to the conversion date; and

     - the accrued contingent interest, if any, attributable to the most recent accrual date.

     If debentures are converted after the record date for the payment of regular interest or, if contingent interest is payable to holders of debentures during any particular six-month period, after the accrual date for such contingent interest, holders of such debentures at the close of business on the record or accrual date, as the case may be, will receive the regular or contingent interest payable on such debentures on the corresponding interest payment date notwithstanding the conversion. In such case, the debentures upon surrender must be accompanied by funds equal to the amount of regular or contingent interest payable on the principal amount of the debentures so converted, unless such debentures have been called for redemption, in which case no such payment shall be required.

     A certificate for the number of full shares of common stock into which any debenture is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the United States federal income tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption."

     In lieu of delivery of shares of our common stock upon notice of conversion of any debentures (for all or any portion of the debentures), we may elect to pay holders surrendering debentures an amount in cash per debenture equal to the average sale price of our common stock for the five consecutive trading days immediately following (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the debentures as described under "-- Redemption of Debentures at Our Option." If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering debentures no later than the tenth business day following the applicable conversion date. If an event of default, as described under "-- Events of Default; Waiver and Notice" below (other than a default in a cash payment upon conversion of the debentures), has occurred and is continuing, we may not pay cash upon conversion of any debentures (other than cash for fractional shares).

     To convert a debenture, a holder must:

     - complete and manually sign the conversion notice on the back of the debenture (or complete and manually sign a facsimile of such notice) and deliver such notice to the conversion agent;

     - surrender the debenture to the conversion agent;

     - if required, furnish appropriate endorsements and transfer documents; and

     - if required, pay all transfer or similar taxes.

     The indenture provides that the date on which all of the requirements for delivery of a debenture for conversion have been satisfied is the "conversion date."

     The conversion rate will be subject to adjustment upon the following events:

     - dividends or distributions on our common stock payable in shares of our common stock;

     - subdivisions or combinations of our common stock;

     - issuances to all or substantially all holders of shares of our common stock of rights or warrants that allow such holders to purchase shares of our common stock (or securities convertible into shares of our common stock) for a period expiring within 60 days of the record date for determination of the holders entitled to receive such rights or warrants at a price per share (or having a conversion price per share) less than the current market price per share on such record date;

     - distributions to all or substantially all holders of shares of our common stock of any shares of capital stock (other than dividends or distributions of common stock on common stock described above), any debt or other assets (excluding distributions of rights and warrants described above and all-cash distributions);

     - distributions to all or substantially all holders of shares of our common stock consisting solely of cash in an aggregate amount that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of common stock consummated within the 12 months preceding the date we declare such distribution not triggering a conversion rate adjustment and (2) all other cash distributions to all or substantially all holders of shares of our common stock made within the 12 months preceding such date of declaration not triggering a conversion rate adjustment, exceeds an amount equal to 12.5% of the market capitalization of our shares of common stock on the business day immediately preceding such date of declaration; and

     - purchases of shares of common stock pursuant to a tender offer made by us or any of our subsidiaries involving aggregate consideration that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of common stock consummated within the 12 months preceding the expiration date of such tender offer not triggering a conversion rate adjustment and (2) all cash distributions to all or substantially all holders of shares of our common stock made within the 12 months preceding such expiration date not triggering a conversion rate adjustment, exceeds an amount equal to 12.5% of the market capitalization of our shares of common stock on such expiration date.

     If we were to adopt a stockholders rights plan under which we issue rights providing that each share of common stock issued upon conversion of the debentures at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, there shall not be any adjustment to the conversion rate as a result of:

     - the issuance of the rights;

     - the distribution of separate certificates representing the rights;

     - the exercise or redemption of such rights in accordance with any rights agreement; or

     - the termination or invalidation of the rights.

     We may increase the conversion rate as permitted by law for at least 20 days, so long as the increase is irrevocable during the period. We are not required to adjust the conversion rate until adjustments greater than 1% have occurred.

     In the event of:

     - a taxable distribution to holders of shares of our common stock which results in an adjustment of the conversion rate; or

     - an increase in the conversion rate at our discretion,

the holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations -- Constructive Dividends."

     In the event:

     - certain reclassifications of shares of our common stock occur;

     - we are a party to a consolidation or merger pursuant to which the shares of our common stock would be converted into cash, securities or other property; or

     - we sell or convey all or substantially all of our property and assets to any person,

at the effective time of the transaction, the right to convert a debenture into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of ours or another person which the holder would have received if the holder had converted the holder's debentures immediately prior to the transaction. This assumes that a holder of debentures would not have exercised any rights of election as to the consideration receivable in connection with the transaction. If such transaction also constitutes a change in control, the holder will be able to require us to purchase all or a portion of such holder's debentures as described under "-- Change in Control Permits Purchase of Debentures by Us at Option of the Holder."

     In the event that we were a party to such a transaction as described above, each debenture would become convertible into the cash, securities or other property receivable by a holder of the number of shares of common stock into which such debenture was convertible immediately prior to such transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the debentures in the future. For example, if we were acquired in a cash merger, each debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

CONTINGENT INTEREST

     Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of debentures during any six-month period from April 16 to October 15 and from October 16 to April 15, commencing April 16, 2008, if the average market price of a debenture for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the principal amount of such debenture and we pay a regular cash dividend during such six-month period. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a debenture will be the five trading days ending on the second trading day immediately preceding such record date.

     The amount of contingent interest payable per debenture in respect of any quarterly period will equal 50% of regular cash dividends, if any, paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a debenture.

     Contingent interest, if any, will accrue and be payable to holders of debentures as of the record date for the related common stock dividend. Such interest will be paid on the payment date of the related common stock dividend. Regular cash interest will continue to accrue at the rate of 1 1/2% per year on the principal amount of the debentures whether or not contingent interest is paid.

     Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our Board of Directors as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends. There can be no assurance that we will pay regular cash dividends or as to the regularity or amount of any dividends we may pay from time to time.

     The market price of a debenture on any date of determination means the average of the secondary market bid quotations per debenture obtained by the bid solicitation agent for $10 million principal amount of debentures at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

     - at least three such bids are not obtained by the bid solicitation agent, or

     - in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures,

then the market price of the debentures will equal (a) the then applicable conversion rate of the debentures multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

     The bid solicitation agent will initially be The Chase Manhattan Bank. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the debentures.

     Upon determination that holders of the debentures will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our Web site on the World Wide Web or through such other public medium as we may use at that time.

REDEMPTION OF DEBENTURES AT OUR OPTION

     Prior to April 15, 2008, the debentures will not be redeemable at our option. Beginning on April 15, 2008, we may redeem the debentures for cash at any time as a whole, or from time to time in part, at a price equal to 100% of the principal amount of the debentures to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. We will give not less than 15 days' nor more than 60 days' notice of redemption by mail to holders of the debentures. The notice of redemption will inform the holders of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares with respect to any debentures converted prior to the redemption date.

     If we decide to redeem fewer than all of the outstanding debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or integral multiples of $1,000. In this case, the trustee may select the debentures by lot, pro rata, or by another method the trustee considers fair and appropriate.

     If the trustee selects a portion of your debentures for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be the portion selected for redemption.

PURCHASE OF DEBENTURES BY US AT THE OPTION OF THE HOLDER

     You have the right to require us to purchase your debentures on April 15, 2008. We will be required to purchase, at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the purchase date, any outstanding debenture for which a written purchase notice has been properly delivered by the holder to the paying agent and not withdrawn, subject to certain additional conditions. We may also add dates on which you may require us to purchase all or a portion of your debentures. However, we cannot assure you that we will add any purchase dates. You may submit your debentures for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date. Also, our ability to satisfy our purchase obligations may be affected by the factors described in "Risk Factors" under the heading "We may not have the ability to raise the funds necessary to finance the change in control purchase or the purchase at the option of the holder."

     We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption."

     We will be required to give notice on a date not less than 20 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - whether we will pay the purchase price of the debentures in cash or shares of common stock or any combination thereof, and specifying the percentages of each;

     - if we elect to pay in shares of common stock the method of calculating the market price of the common stock; and

     - the procedures that holders must follow to require us to purchase their debentures.

     Your purchase notice electing to require us to purchase your debentures must state:

     - if certificated debentures have been issued, the debenture certificate numbers, or if not, must comply with appropriate DTC procedures;

     - the portion of the principal amount of debentures to be purchased, in integral multiples of $1,000;

     - that we are to purchase the debentures pursuant to the applicable provisions of the debentures and the indenture; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in shares of common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in shares of common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

          1. to withdraw the purchase notice as to some or all of the debentures to which it relates; or

          2. to receive cash in respect of the entire purchase price for all debentures or portions of debentures subject to such purchase notice.

     If you fail to indicate your choice with respect to the election described in the final bullet point above, you will be deemed to have elected to receive cash in respect of the entire purchase price for all debentures subject to the purchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of shares of common stock, see "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption."

     You may withdraw any purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal must state:

     - the principal amount of the withdrawn debentures;

     - if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or if not, must comply with appropriate DTC procedures; and

     - the principal amount, if any, of debentures that remain subject to your purchase notice.

     If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares to be delivered by us will be equal to the portion of the purchase price to be paid in shares of common stock divided by the market price of one share of common stock. We will pay cash based on the market price for all fractional shares in the event we elect to deliver shares of common stock in payment, in whole or in part, of the purchase price.

     The "market price" means the average of the sale prices of the common stock for the five trading day period ending on the third business day (if the third business day prior to the purchase date is a trading day or, if not, then on the last trading day prior to the third business day) prior to the purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events with respect to the common stock that would result in an adjustment of the conversion rate.

     The "sale price" of the common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated.

     Because the market price of the common stock is determined prior to the purchase date, holders of debentures bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to the purchase date. We may pay the purchase price or any portion of the purchase price in shares of common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount of debentures in accordance with the foregoing provisions, we will publish such information on our Web site on the World Wide Web or through such other public medium as we may use at that time.

     Our right to purchase debentures, in whole or in part, with shares of common stock is subject to our satisfying various conditions, including:

     - the listing of such shares of common stock on the principal United States securities exchange on which the common stock is then listed or, if not so listed, on Nasdaq;

     - the registration of the shares of common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the debentures of the holder entirely in cash. See "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the notice that we are required to give to holders of debentures, except as described in the first sentence of this paragraph.

     Our ability to purchase debentures with cash may be limited by the terms of our then existing borrowing agreements. The indenture prohibits us from purchasing debentures for cash in connection with the holders' purchase right if any event of default under the indenture has occurred and is continuing, except a default in the payment of the purchase price with respect to the debentures.

     A holder must either effect book-entry transfer or deliver the debentures to be purchased, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment in cash on the purchase date or the time of book-entry transfer or the delivery of the debenture. If the paying agent holds money or securities sufficient to pay the purchase price of the debenture on the business day following the purchase date, then, immediately after the purchase date:

     - the debenture will cease to be outstanding;

     - interest will cease to accrue; and

     - all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the debenture is made or whether or not the debenture is delivered to the paying agent.

     We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may be applicable at the time. We will file Schedule TO or any other schedule under the Exchange Act required in connection with any offer by us to purchase the debentures at your option.

CHANGE IN CONTROL PERMITS PURCHASE OF DEBENTURES BY US AT THE OPTION OF THE
HOLDER

     In the event of a change in control, you will have the right, at your option, subject to the terms and conditions of the indenture, to require us to purchase for cash any or all of your debentures in integral multiples of $1,000 principal amount. We will purchase the debentures at a price equal to 100% of the principal amount of the debentures to be purchased plus accrued and unpaid interest to, but excluding, the change in control purchase date.

     We will be required to purchase the debentures as of the date that is 35 business days after the occurrence of such change in control (a "change in control purchase date").

     A change in control occurs in the following situations:

     - any person or group after the first issuance of debentures becomes the beneficial owner of our voting stock representing more than 50% of the total voting power of all of our classes of voting stock entitled to vote generally in the election of the members of our Board of Directors (but specifically excluding Loews and its subsidiaries); or

     - we consolidate with or merge with or into another person (other than a Subsidiary), we sell, convey, transfer or lease our properties and assets substantially as an entirety to any person (other than a Subsidiary), or any person (other than a Subsidiary) consolidates with or merges with or into our company, and our outstanding common stock is reclassified into, exchanged for or converted into the right to receive any other property or security, provided that none of these circumstances will be a change in control if the persons that beneficially own our voting stock immediately prior to a transaction beneficially own, in substantially the same proportion, shares with a majority of the total voting power of all outstanding voting securities of the surviving or transferee person that are entitled to vote generally in the election of that person's Board of Directors;

unless, in each case, at least 50% of the consideration, other than cash payments for fractional shares, consists of shares of voting common stock of the person that are, or upon issuance will be, traded on a national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

     Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of debentures at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, stating, among other things:

     - the events causing a change in control;

     - the date of such change in control;

     - the last date on which the purchase right may be exercised;

     - the change in control purchase price;

     - the change in control purchase date;

     - the name and address of the paying agent and the conversion agent;

     - the conversion rate and any adjustments to the conversion rate;

     - that debentures with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the debentures and the indenture; and

     - the procedures that holders must follow to exercise these rights.

     To exercise this right, you must deliver a written notice to the paying agent prior to the close of business on the business day before the change in control purchase date. The required purchase notice upon a change in control must state:

     - if certificated debentures have been issued, the debenture certificate numbers, or if not, must comply with appropriate DTC procedures;

     - the portion of the principal amount of debentures to be purchased, in integral multiples of $1,000; and

     - that we are to purchase such debentures pursuant to the applicable provisions of the debentures and the indenture.

     You may withdraw any change in control purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day before the change in control purchase date. The notice of withdrawal must state:

     - the principal amount of the withdrawn debentures, in integral multiples of $1,000;

     - if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or if not, must comply with appropriate DTC procedures; and

     - the principal amount, if any, of debentures that remain subject to your change in control purchase notice.

     A holder must either effect book-entry transfer or deliver the debentures to be purchased, together with necessary endorsements, to the office of the paying agent after delivery of the change in control purchase notice to receive payment of the change in control purchase price. You will receive payment in cash on the change in control purchase date or the time of book-entry transfer or the delivery of the debenture. If the paying agent holds money or securities sufficient to pay the change in control purchase price of the debenture on the business day following the change in control purchase date, then, immediately after the change in control purchase date:

     - the debenture will cease to be outstanding;

     - interest will cease to accrue; and

     - all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the debenture is made or whether or not the debenture is delivered to the paying agent.

     We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may be applicable at the time. We will file Schedule TO or any other schedule under the Exchange Act required in connection with any offer by us to purchase the debentures at your option.

     The change in control purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of us. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of common stock;

     - to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

     - by management to adopt a series of anti-takeover provisions.

     Instead, the terms of the change in control purchase feature resulted from negotiations between the initial purchaser of the debentures and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the debentures but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

     No debentures may be purchased by us at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the debentures, other than a default in the payment of the change in control purchase price with respect to the debentures.

     For purposes of defining a change of control:

     - the term "person" and the term "group" have the meanings given by Sections 13(d) and 14(d) of the Exchange Act or any successor provisions;

     - the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

     - the term "beneficial owner" is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provision, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The indenture provides that we may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, unless:

     - the successor or transferee entity is a corporation or partnership organized under the laws of the United States or any State or the District of Columbia;

     - the successor or transferee entity, if other than us, expressly assumes by a supplemental indenture executed and delivered to the trustee, in form satisfactory to the trustee, the due and punctual payment of the principal of, any premium on and any interest on, all the outstanding debentures and the performance of every covenant in the indenture to be performed or observed by us and provides for conversion rights in accordance with applicable provisions of the indenture;

     - immediately after giving effect to the transaction, no Event of Default, as defined in the indenture, and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing; and

     - we have delivered to the trustee an officers' certificate and an opinion of counsel, each in the form required by the indenture and stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction.

     In case of any such consolidation, merger, conveyance or transfer, the successor entity will succeed to and be substituted for us as obligor on the debentures, with the same effect as if it had been named in the indenture as our company.

COVENANTS

     The indenture contains certain covenants that will be applicable (unless waived or amended) so long as any of the debentures are outstanding.

     In the following discussion, when we refer to our "drilling rigs and drillship," we mean any drilling rig or drillship (or the stock or indebtedness of any Subsidiary owning such a drilling rig or drillship) that we or one of our Subsidiaries leases as lessee, or owns greater than a 50% interest in, that our Board of Directors deems of material importance to us and that has a net book value greater than 2% of Consolidated Net Tangible Assets. When we refer to "Consolidated Net Tangible Assets," we mean the total amount of our assets (less reserves and other properly deductible items) after deducting current liabilities (other than those that are extendable at our option to a date more than 12 months after the date the amount is determined), goodwill and other intangible assets shown in our most recent consolidated balance sheet prepared in accordance with generally accepted accounting principles.

     Limitation on Liens. In the indenture, we have agreed that we will not create, assume or allow to exist any debt secured by a lien upon any of our drilling rigs or drillship, unless we secure the debentures equally and ratably with the debt secured by the lien. This covenant has exceptions that permit:

     - liens already existing on the date the debentures are issued;

     - liens on property existing at the time we acquire the property or liens on property of a corporation or other entity at the time it becomes a Subsidiary;

     - liens securing debt incurred to finance the acquisition, completion of construction and commencement of commercial operation, alteration, repair or improvement of any property, if the debt was incurred prior to, at the time of or within 12 months after that event, and to the extent that debt is in excess of the purchase price or cost, recourse on the debt is only against that property;

     - liens securing intercompany debt;

     - liens in favor of a governmental entity to secure either:

          1. payments under any contract or statute; or

          2. industrial development, pollution control or similar indebtedness;

     - liens imposed by law such as mechanic's or workmen's liens;

     - governmental liens under contracts for the sale of products or services;

     - liens under workers compensation laws or similar legislation;

     - liens in connection with legal proceedings or securing taxes or assessments;

     - good faith deposits in connection with bids, tenders, contracts or leases;

     - deposits made in connection with maintaining self-insurance, to obtain the benefits of laws, regulations or arrangements relating to unemployment insurance, old age pensions, social security or similar matters or to secure surety, appeal or customs bonds; and

     - any extensions, renewals or replacements of the above-described liens if both:

          1. the amount of debt secured by the new lien does not exceed the amount of debt secured, plus any additional debt used to complete the project, if applicable; and

          2. the new lien is limited to all or a part of the property (plus any improvements) secured by the original lien.

     In addition, without securing the debentures as described above, we may create, assume or allow to exist secured debt that this covenant would otherwise restrict in an aggregate amount that does not exceed a "basket" equal to 10% of our Consolidated Net Tangible Assets. When determining whether secured debt is permitted by this exception, we must include in the calculation of the "basket" amount all of our other secured debt that this covenant would otherwise restrict and the present value of lease payments in connection with sale and lease-back transactions that would be prohibited by the "Limitation on Sale and Lease-Back Transactions" covenant described below if this exception did not apply.

     Limitation on Sale and Lease-Back Transactions. We have agreed that we will not enter into a sale and lease-back transaction covering any drilling rig or drillship, unless one of the following applies:

     - we could incur debt secured by the leased property in an amount at least equal to the present value of the lease payments in connection with that sale and lease-back transaction without violating the "Limitation on Liens" covenant described above; or

     - within six months of the effective date of the sale and lease-back transaction, we apply an amount equal to the present value of the lease payments in connection with the sale and lease-back transaction to either:

          1. the acquisition of any drilling rig or drillship; or

          2. the retirement (including by redemption, defeasement, repurchase or otherwise) of long-term debt or other debt maturing more than one year after its creation, in each case ranking equally with the debentures.

     When we use the term "sale and lease-back transaction," we mean any arrangement by which we sell or transfer to any person any drilling rig or drillship that we then lease back from them. This term excludes leases no longer than five years, intercompany leases, leases executed within 12 months of the acquisition, construction, improvement or commencement of commercial operation of the drilling rig or drillship, and arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954 (which permitted the lessor to recognize depreciation on the property).

EVENTS OF DEFAULT; WAIVER AND NOTICE

     An event of default is defined in the indenture as:

          (a) default for 30 days in payment of any interest (regular or contingent) on the debentures or in payment of any Liquidated Damages under the registration rights agreement described below;

          (b) default in payment of principal of or any premium on the debentures at maturity, redemption price, purchase price or change in control purchase price, when the same becomes due and payable;

          (c) default in the payment (after any applicable grace period) of any indebtedness for money borrowed by our company or a Subsidiary in excess of $25.0 million principal amount (excluding such indebtedness of any Subsidiary other than a Significant Subsidiary, all the indebtedness of which Subsidiary is nonrecourse to our company or any other Subsidiary) or default on such indebtedness that results in the acceleration of such indebtedness prior to its express maturity, if such indebtedness is not discharged, or such acceleration is not annulled, by the end of a period of 10 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding debentures;

          (d) default by us in the performance of any other covenant contained in the indenture for the benefit of the debentures that has not been remedied by the end of a period of 60 days after notice is given as specified in the indenture; and

          (e) certain events of bankruptcy, insolvency and reorganization of our company or a Significant Subsidiary.

     When we refer to a "Significant Subsidiary," we mean any Subsidiary, the Net Worth of which represents more than 10% of the Consolidated Net Worth of our company and our Subsidiaries. The terms "Subsidiary," "Net Worth" and "Consolidated Net Worth" are defined in the indenture.

     The indenture provides that:

     - if an event of default described in clause (a), (b), (c) or (d) above (if the event of default under clause (d) is with respect to less than all series of debt securities issued under the principal indenture and then outstanding) has occurred and is continuing with respect to a series of debt securities issued under the principal indenture and then outstanding, either the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of debt securities originally issued at a discount, the portion thereof that represents the issue price plus the accrued original issue discount where we have not previously elected to pay interest in cash or, if such securities have been converted to interest-bearing securities following a tax event, the restated principal amount plus accrued and unpaid interest) of the debt securities of the affected series and the interest accrued thereon, if any, to be due and payable immediately; and

     - if an event of default described in clause (d) above (if the event of default under clause (d) is with respect to all series of debt securities issued under the principal indenture and then outstanding) has occurred and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of all debt securities issued under the principal indenture and then outstanding (treated as one class) may declare the principal (or, in the case of the debt securities originally issued at a discount, the portion thereof that represents the issue price plus the accrued original issue discount where we have not previously elected to pay interest in cash or, if such securities have been converted to interest-bearing securities following a tax event, the restated principal amount plus accrued and unpaid interest) of all debt securities issued under the principal indenture and then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on or any interest on, such debt securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the debt securities of such series then outstanding. If an event of default described in clause (e) occurs and is continuing, then the principal amount (or, in the case of debt securities originally issued at a discount, such portion of the principal amount that represents the issue price plus the accrued original issue discount where we have not previously elected to pay interest in cash or, if such securities have been converted to interest-bearing securities following a tax event, the restated principal amount plus accrued and unpaid interest) of all the debt securities issued under the principal indenture and then outstanding and all accrued interest thereon shall become and be due and payable immediately, without any declaration or other act by the trustee or any other holder.

     Under the indenture the trustee must give to the holders of debentures notice of all uncured defaults known to it with respect to the debentures within 90 days after such a default occurs (the term default to include the events specified above without notice or grace periods); provided that, except in the case of default in the payment of principal of, any premium on or any interest on, any of the debentures, or default in the payment of any sinking or purchase fund installment or analogous obligations, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the debentures.

     No holder of any debentures may institute any action under the indenture unless:

     - such holder has given the trustee written notice of a continuing event of default with respect to the debentures;

     - the holders of not less than 25% in aggregate principal amount of the debentures then outstanding have requested the trustee to institute proceedings in respect of such event of default;

     - such holder or holders have offered the trustee such reasonable indemnity as the trustee may require;

     - the trustee has failed to institute an action for 60 days thereafter; and

     - no inconsistent direction has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of debentures.

     The holders of a majority in aggregate principal amount of the debentures affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debentures. The indenture provides that, if an event of default occurs and is continuing, the trustee, in exercising its rights and powers under the indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. The indenture further provides that the trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it.

     We must furnish to the trustee within 120 days after the end of each fiscal year a statement signed by one of certain officers of our company to the effect that a review of our activities during such year and of our performance under the indenture and the terms of the debentures has been made, and, to the best of the knowledge of the signatories based on such review, we have complied with all conditions and covenants of the indenture or, if we are in default, specifying such default.

     For the purposes of determining whether the holders of the requisite principal amount of debentures have taken any action herein described, the principal amount of debentures will be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof.

MODIFICATION OF THE INDENTURE

     We and the trustee may, without the consent of the holders of the debt securities issued under the principal indenture, enter into supplemental indentures for, among others, one or more of the following purposes:

     - to evidence the succession of another corporation to our company, and the assumption by such successor of our obligations under the indenture and the debt securities of any series;

     - to add covenants of our company, or surrender any rights of our company, for the benefit of the holders of debt securities of any or all series;

     - to cure any ambiguity, omission, defect or inconsistency in such indenture;

     - to establish the form or terms of any series of debt securities, including any subordinated securities;

     - to evidence and provide for the acceptance of any successor trustee with respect to one or more series of debt securities or to facilitate the administration of the trusts thereunder by one or more trustees in accordance with such indenture; and

     - to provide any additional events of default.

     With certain exceptions, the indenture or the rights of the holders of the debentures may be modified by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the debentures then outstanding, but no such modification may be made without the consent of the holder of each outstanding debenture affected thereby that would:

     - change the maturity of any payment of principal of, or any premium on, or any installment of interest (including contingent interest) on any debenture, or reduce the principal amount thereof or the rate of regular interest or any premium thereon, or change the method of computing the amount of principal thereof or the rate of regular or contingent interest thereon on any date or change any place of payment where, or the coin or currency in which, any debenture or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be) or adversely affect the conversion or repurchase provisions in the indenture;

     - reduce the percentage in principal amount of the outstanding debentures, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences provided for in the indenture; or

     - modify any of the provisions of certain sections of the indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debenture affected thereby.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding debentures or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the debentures have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding debentures and paying all other sums payable under the indenture by our company.

GOVERNING LAW

     The indenture and the debentures will be governed by and construed in accordance with the laws of the State of New York.

BOOK-ENTRY SYSTEM

     The debentures will be represented by one or more global securities. Each global security will be deposited with, or on behalf of, DTC and be registered in the name of a nominee of DTC. Except under circumstances described below, the debentures will not be issued in definitive form.

     Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the initial purchaser with the respective principal amounts of the debentures represented by the global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Owners of beneficial interests in the debentures represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have debentures represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of debentures in definitive form and will not be considered the owners or holders thereof under the indenture. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of debentures under the global securities or the indenture. Principal and interest payments, if any, on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither our company, the trustee, any paying agent or the registrar for the debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in definitive form in exchange for the entire global security for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a global security and, in such event, will issue debentures in definitive form in exchange for the entire global security relating to such debentures. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of debentures represented by such global security equal in principal amount to such beneficial interest and to have such debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

REGISTRATION RIGHTS

     We have agreed pursuant to a registration rights agreement with the initial purchaser, for the benefit of the holders of debentures and the common stock issuable upon the conversion thereof, to, at our expense:

     - file with the SEC a shelf registration statement covering resale of the debentures and the shares of common stock issuable upon conversion of the debentures;

     - use our reasonable best efforts to cause the shelf registration statement to become effective as promptly as practicable but in any event within 180 days after the date of original issuance of the debentures; and

     - use our reasonable best efforts to keep the shelf registration statement effective until the earlier of (i) the transfer pursuant to Rule 144 under the Securities Act or the sale pursuant to the shelf registration statement of all the securities registered thereunder, (ii) the expiration of the holding period applicable to such securities held by persons that are not affiliates of ours under Rule 144(k) under the Securities Act or any successor provision and (iii) the second anniversary of the effective date of the registration statement, subject to certain permitted exceptions.

     We are permitted to suspend the use of a prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. We agreed to pay predetermined liquidated damages as described herein, or Liquidated Damages, to holders of transfer restricted debentures and holders of transfer restricted common stock issued upon conversion of the debentures, if:

     - a shelf registration statement is not timely filed or made effective; or

     - the prospectus is unavailable for the periods in excess of those permitted above.

     This prospectus is a part of the shelf registration statement.

     Liquidated Damages shall accrue until such failure to file or become effective or unavailability is cured, (i) in respect of any debentures at a rate per year equal to 0.25% for the first 90 day period after the occurrence of such event and 0.50% thereafter of the principal amount thereof and, (ii) in respect of any shares of common stock issued upon conversion, at a rate per year equal to 0.25% for the first 90 day period and 0.50% thereafter of the then Applicable Conversion Price (as defined). So long as the failure to file or become effective or unavailability continues, we will pay Liquidated Damages in cash on April 15 and October 15 of each year to the holder of record of the debentures or shares of common stock on the immediately preceding April 1 or October 1. When such registration default is cured, accrued and unpaid Liquidated Damages will be paid in cash to the record holder as of the date of such cure.

     A holder who sells debentures or shares of common stock issued upon conversion of the debentures pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions, and will be subject to certain civil liability provisions under the Securities Act. We will pay all expenses of the shelf registration statement, provide to each holder that has notified us of its acquisition of debentures or shares of common stock issued upon conversion of the debentures copies of such prospectus, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the debentures and the shares of common stock issued upon conversion of the debentures.

     The term "Applicable Conversion Price" means, as of any date of determination, the principal amount of each debenture as of such date of determination divided by the conversion rate in effect as of such date of determination or, if no debentures are then outstanding, the conversion rate that would be in effect were debentures then outstanding.

     We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the shelf registration statement by release made to Reuters Economic Services and Bloomberg Business News.

     The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available from us upon request.

                            SELLING SECURITYHOLDERS

     We originally issued the debentures in a private placement. The initial purchaser resold the debentures to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The debentures and the shares of common stock issuable upon conversion thereof, or conversion shares, that may be offered pursuant to this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount of debentures beneficially owned by each selling securityholder and the number of conversion shares that may be offered from time to time pursuant to this prospectus.

     The number of conversion shares shown in the table below assumes conversion of the full amount of debentures held by such holder at the initial conversion rate of 20.3978 shares per $1,000 principal amount of debentures. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the debentures. We will pay cash instead of fractional shares, if any. As of August 22, 2001, we had 132,819,055 shares of common stock outstanding.

                                                     PRINCIPAL AMOUNT OF                      NUMBER OF
                                                         DEBENTURES        PERCENTAGE OF     CONVERSION
                                                     BENEFICIALLY OWNED     DEBENTURES     SHARES THAT MAY
NAME                                                  THAT MAY BE SOLD      OUTSTANDING        BE SOLD
----                                                 -------------------   -------------   ---------------
Acacia Life Insurance Company......................     $    240,000            0.05%             4,895
Allstate Insurance Company.........................        3,060,000            0.67%            62,417
Allstate Life Insurance Company....................        5,090,000            1.11%           103,824
American Country Insurance Company.................          500,000            0.11%            10,198
American Fidelity Assurance Company................          325,000            0.07%             6,629
American Founders Life Insurance Company...........          250,000            0.05%             5,099
American Pioneer Life Insurance Company of
  New York.........................................           60,000            0.01%             1,223
American Progressive Life and Health Insurance
  Company of New York..............................           60,000            0.01%             1,223
American Public Entity Excess Pool.................           80,000            0.02%             1,631
Amerisure Companies/Michigan Mutual Insurance
  Company..........................................          600,000            0.13%            12,238
Ameritas Life Insurance Company....................          450,000            0.10%             9,179
Amwest Surety Insurance Company....................          370,000            0.08%             7,547
Associated Electric & Gas Insurance Services
  Limited..........................................        1,000,000            0.22%            20,397
Aventis Pension Master Trust.......................          500,000            0.11%            10,198
BCS Life Insurance Company.........................          650,000            0.14%            13,258
Baltimore Life Insurance...........................          300,000            0.07%             6,119
Bank Austria Cayman Island, Ltd....................       11,500,000            2.50%           234,574
Blue Cross Blue Shield of Florida..................        2,750,000            0.60%            56,093
Boilermaker - Blacksmith Pension Trust.............        3,150,000            0.68%            64,253
Buckeye State Mutual Insurance Company.............           25,000            0.01%               509
CALAMOS(R) Convertible Fund -- CALAMOS(R)
  Investment Trust.................................        8,400,000            1.83%           171,341
CALAMOS(R) Convertible Growth and Income Fund --
  CALAMOS(R) Investment Trust......................        3,950,000            0.86%            80,571
CALAMOS(R) Convertible Portfolio -- CALAMOS(R)
  Advisors Trust...................................          320,000            0.07%             6,527
CALAMOS(R) Global Convertible Fund -- CALAMOS(R)
  Investment Trust.................................          350,000            0.08%             7,139

                                                     PRINCIPAL AMOUNT OF                      NUMBER OF
                                                         DEBENTURES        PERCENTAGE OF     CONVERSION
                                                     BENEFICIALLY OWNED     DEBENTURES     SHARES THAT MAY
NAME                                                  THAT MAY BE SOLD      OUTSTANDING        BE SOLD
----                                                 -------------------   -------------   ---------------
CALAMOS(R) Market Neutral Fund -- CALAMOS(R)
  Investment Trust.................................        7,600,000            1.65%           155,023
CapitalCare, Inc...................................          125,000            0.03%             2,549
CareFirst of Maryland, Inc.........................          500,000            0.11%            10,198
Catholic Mutual Relief Society of America..........          450,000            0.10%             9,179
Catholic Mutual Relief Society of America
  Retirement Plan and Trust........................          260,000            0.06%             5,303
Catholic Relief Insurance Company of America.......          500,000            0.11%            10,198
Celina Mutual Insurance Company....................           20,000            .004%               407
Central States Health and Life Company of Omaha....          260,000            0.06%             5,303
Chicago Mutual Insurance Company...................           70,000            0.02%             1,427
City of Albany Pension Plan........................          275,000            0.06%             5,609
City of Birmingham Retirement & Relief System......        1,750,000            0.38%            35,696
City of Knoxville Pension System...................          650,000            0.14%            13,258
Clarica Life Insurance Co. - U.S...................          800,000            0.17%            16,318
The Cockrell Foundation............................          175,000            0.04%             3,569
Colonial Life Insurance Company of Texas...........           40,000            0.01%               815
Colonial Lloyds Insurance Company..................           10,000            .002%               203
Commonwealth Dealers - CDLIC.......................          180,000            0.04%             3,671
Concord Life Insurance Company.....................          130,000            0.03%             2,651
Condor Insurance Company...........................           90,000            0.02%             1,835
Consulting Group Capital Markets Funds.............          600,000            0.13%            12,238
Credit Suisse First Boston Corporation.............       14,200,000            3.09%           289,648
CSA Fraternal Life Insurance Company...............          130,000            0.03%             2,651
Cumberland Insurance Company.......................          100,000            0.02%             2,039
Cumberland Mutual Fire Insurance Company...........          450,000            0.10%             9,179
Dakota Truck Underwriters..........................           25,000            0.01%               509
Delta Airlines Master Trust........................        5,050,000            1.10%           103,008
Delta Pilots Disability and Survivorship Trust.....        1,070,000            0.23%            21,825
Deutsche Banc Alex. Brown Inc. ....................       28,450,000            6.18%           580,317
Dorinco Reinsurance Company........................        1,800,000            0.39%            36,716
The Dow Chemical Company Employees' Retirement
  Plan.............................................        6,200,000            1.35%           126,466
Drury University...................................          100,000            0.02%             2,039
Eagle Pacific Insurance Company....................          270,000            0.06%             5,507
Educators Mutual Life Insurance Company............          220,000            0.05%             4,487
Farmers Home Mutual Insurance Company..............          450,000            0.10%             9,179
Farmers Mutual Protective Association of Texas.....          120,000            0.03%             2,447
Federated Rural Electric Insurance Exchange........          400,000            0.09%             8,159
First Dakota Indemnity Company.....................            5,000            .001%               101
First Mercury Insurance Company....................          550,000            0.12%            11,218
First Union International Capital Markets..........       15,000,000            3.26%           305,967
The Fondren Foundation.............................          190,000            0.04%             3,875
FreeState Health Plan, Inc.........................          125,000            0.03%             2,549
Genesee County Employees' Retirement System........          600,000            0.13%            12,238
Goldman Sachs & Company............................          500,000            0.11%            10,198
Goodville Mutual Casualty Company..................           20,000            .004%               407
Grain Dealers Mutual Insurance.....................          160,000            0.03%             3,263
Greek Catholic Union...............................           55,000            0.01%             1,121

                                                     PRINCIPAL AMOUNT OF                      NUMBER OF
                                                         DEBENTURES        PERCENTAGE OF     CONVERSION
                                                     BENEFICIALLY OWNED     DEBENTURES     SHARES THAT MAY
NAME                                                  THAT MAY BE SOLD      OUTSTANDING        BE SOLD
----                                                 -------------------   -------------   ---------------
Greek Catholic Union II............................           35,000            0.01%               713
Green Tree Perpetual Assurance Company.............          250,000            0.05%             5,099
Group Hospitalization and Medical Services, Inc....          550,000            0.12%            11,218
Guarantee Trust Life Insurance Company.............        1,000,000            0.22%            20,397
Guaranty Income Life Insurance Company.............          450,000            0.10%             9,179
Gulf Investment Corporation........................          400,000            0.09%             8,159
H. K. Porter Company, Inc. ........................           75,000            0.02%             1,529
Hannover Life Reassurance Company of America.......          950,000            0.21%            19,377
HealthNow New York, Inc. ..........................          225,000            0.05%             4,589
Highbridge International LLC ......................       41,925,000            9.11%           855,177
Holy Family Society................................           90,000            0.02%             1,835
ISBA Mutual Insurance Company......................          210,000            0.05%             4,283
Indiana Lumbermens Mutual Insurance Company........          500,000            0.11%            10,198
Integrity Mutual Insurance Company.................          280,000            0.06%             5,711
J.P. Morgan Securities, Inc. ......................       19,500,000            4.24%           397,757
Jackson County Employees' Retirement System........          325,000            0.07%             6,629
Jefferies & Company, Inc. .........................        4,500,000            0.98%            91,790
JMG Capital Partners, LP...........................        2,375,000            0.52%            48,444
JMG Triton Offshore Fund, Ltd. ....................        3,125,000            0.68%            63,743
KBC Financial Products USA.........................        1,000,000            0.22%            20,397
Kanawha Insurance Company..........................          980,000            0.21%            19,989
Kettering Medical Center Funded Depreciation
  Account..........................................          190,000            0.04%             3,875
Knoxville Utilities Board Retirement System........          450,000            0.10%             9,179
Landmark Life Insurance Company....................           60,000            0.01%             1,223
Lebanon Mutual Insurance Company...................          120,000            0.03%             2,447
Lincoln Memorial Life Insurance Company............          225,000            0.05%             4,589
Louisiana Workers' Compensation Corporation........          430,000            0.09%             8,771
Loyal Christian Benefit Association................           70,000            0.02%             1,427
Lutheran Brotherhood...............................        2,000,000            0.43%            40,795
Macomb County Employees' Retirement System.........          800,000            0.17%            16,318
Marquette Indemnity and Life Insurance Company.....           50,000            0.01%             1,019
Medico Life Insurance Company......................          800,000            0.17%            16,318
Medmark Insurance Company..........................          550,000            0.12%            11,218
Michigan Mutual Insurance Company..................          850,000            0.18%            17,338
Michigan Professional Insurance Exchange...........          100,000            0.02%             2,039
Mid America Life Insurance Company.................           60,000            0.01%             1,223
Middle Cities Risk Management Trust................          160,000            0.03%             3,263
Midwest Security Life..............................          220,000            0.05%             4,487
Mutual Protective Insurance Company................          500,000            0.11%            10,198
National Mutual Insurance Company..................           30,000            0.01%               611
NCMIC..............................................          200,000            0.04%             4,079
Nashville Electric Service.........................          225,000            0.05%             4,589
New Era Life Insurance Company.....................          260,000            0.06%             5,303
NORCAL Mutual Insurance Company....................          500,000            0.11%            10,198
The Northwestern Mutual Life Insurance Company.....        2,000,000            0.43%            40,795
Oak Casualty Insurance Company.....................           40,000            0.01%               815
Pacific Eagle Insurance Company....................          150,000            0.03%             3,059
Paloma Securities LLC..............................       20,000,000            4.35%           407,956
Phico Insurance Company............................          250,000            0.05%             5,099

                                                     PRINCIPAL AMOUNT OF                      NUMBER OF
                                                         DEBENTURES        PERCENTAGE OF     CONVERSION
                                                     BENEFICIALLY OWNED     DEBENTURES     SHARES THAT MAY
NAME                                                  THAT MAY BE SOLD      OUTSTANDING        BE SOLD
----                                                 -------------------   -------------   ---------------
Physicians Mutual Insurance Company................          550,000            0.12%            11,218
Physicians' Reciprocal Insurers Account #7.........        2,000,000            0.43%            40,795
Pioneer Insurance Company..........................           60,000            0.01%             1,223
Port Authority of Allegheny County Retirement and
  Disability Allowance Plan........................        3,300,000            0.72%            67,312
Premera Blue Cross.................................        1,500,000            0.33%            30,596
RCG Latitude Master Fund...........................        1,500,000            0.33%            30,596
Republic Mutual Insurance Company..................           15,000            .003%               305
SCI Endowment Care Common Trust Fund -- National
  Fiduciary Services...............................          350,000            0.08%             7,139
SCI Endowment Care Common Trust Fund --
  First Union......................................          130,000            0.03%             2,651
SCI Endowment Care Common Trust Fund -- Suntrust...          135,000            0.03%             2,753
SPT................................................        3,930,000            0.85%            80,163
Scor Life Re Convertible Program...................          500,000            0.11%            10,198
Southdown Pension Plan.............................          325,000            0.07%             6,629
Southern Farm Bureau Life Insurance Company........        1,650,000            0.36%            33,656
Standard Mutual Insurance Company..................           90,000            0.02%             1,835
State National Insurance Company...................          100,000            0.02%             2,039
Texas Builders Insurance Company...................           90,000            0.02%             1,835
Texas Hospital Insurance Exchange..................           15,000            .003%               305
Transguard Insurance Company of America, Inc. .....          800,000            0.17%            16,318
Tuscarora Wayne Mutual Insurance Company...........           80,000            0.02%             1,631
UBS AG London Branch...............................        6,200,000            1.35%           126,466
Unifi, Inc. Profit Sharing Plan and Trust..........          140,000            0.03%             2,855
Union Carbide Retirement Account...................        2,030,000            0.44%            41,407
United Food and Commercial Workers Local 1262 and
  Employers Pension Fund...........................        1,470,000            0.32%            29,984
United National Insurance Company..................          700,000            0.15%            14,278
Van Waters & Rogers, Inc. Retirement Plan..........          385,000            0.08%             7,853
Vesta - Inex Insurance Exchange IASA...............          550,000            0.12%            11,218
Vopak USA Inc. Retirement Plan.....................          760,000            0.17%            15,502
Western Home Insurance Company.....................          200,000            0.04%             4,079
West Virginia Fire Insurance Company...............           10,000            .002%               203
Westward Life Insurance Company....................           70,000            0.02%             1,427
Wisconsin Lawyers Mutual Insurance Company.........          170,000            0.04%             3,467
Wisconsin Mutual Insurance Company.................           90,000            0.02%             1,835
World Insurance Company............................          300,000            0.07%             6,119
          Sub Total................................      274,935,000           59.77%         5,607,979
Any other holder of debentures or future transferee
  from any such holder(1)..........................     $185,065,000           40.23%         3,774,918
                                                        ------------          ------          ---------
          Total....................................     $460,000,000          100.00%         9,382,897(2)
                                                        ============          ======          =========

---------------

(1) Information concerning other selling holders of debentures will be set forth in prospectus supplements from time to time, if required.

(2) The conversion shares do not total 9,382,988 shares due to rounding resulting from the elimination of fractional shares.

     The preceding table has been prepared based upon the information furnished to us by the selling securityholders named above.

     Except as may be set forth on the preceding table, none of the selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.

     The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their debentures since the date on which the information in the preceding table is presented in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the debentures or conversion shares that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their debentures or conversion shares pursuant to the offering contemplated by this prospectus. See "Plan of Distribution."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     This is a summary of certain United States federal income tax consequences relevant to holders of debentures. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with debentures held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, expatriates, persons holding debentures in a tax-deferred or tax-advantaged account, or persons holding debentures as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes.

     We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

     - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of debentures;

     - the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of debentures;

     - persons who hold the debentures whose functional currency is not the United States dollar;

     - any state, local or foreign tax consequences of the purchase, ownership or disposition of debentures; or

     - any United States federal, state, local or foreign tax consequences of owning or disposing of the common stock.

     A U.S. Holder is a beneficial owner of the debentures who or which is:

     - a citizen or individual resident of the United States, as defined in
       Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

     - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

     - an estate if its income is subject to United States federal income taxation regardless of its source; or

     - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of debentures other than a U.S. Holder.

     No statutory, administrative or judicial authority directly addresses the treatment of the debentures or instruments similar to the debentures for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND THE COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE DEBENTURES

     It is the opinion of our counsel, Weil, Gotshal & Manges LLP, that the debentures will be treated as indebtedness for United States federal income tax purposes and that the debentures will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

ACCRUAL OF INTEREST ON THE DEBENTURES

     Pursuant to the terms of the indenture, we and each holder of the debentures agree, for United States federal income tax purposes, to treat the debentures as debt instruments that are subject to the CPDI regulations and to follow the tax consequences of acquiring, holding and disposing of debentures described in this discussion in preparing United States federal income tax returns. Pursuant to these regulations, U.S. Holders of the debentures will be required to accrue interest income on the debentures, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes and in excess of both the stated fixed interest and any contingent interest payments actually received in that year.

     The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the debentures that equals:

          (1) the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the debentures, adjusted for the length of the accrual period;

          (2) divided by the number of days in the accrual period; and

          (3) multiplied by the number of days during the accrual period that the U.S. Holder held the debentures.

     A debenture's issue price is the first price at which a substantial amount of the debentures is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the debentures.

     The term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed rate, nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the debentures. Weil, Gotshal & Manges LLP, counsel to our company, has advised us as to the factors to be taken into account in computing the comparable yield and in constructing a projected payment schedule. The projected payment schedule that we have constructed is based upon our determination that the comparable yield for the debentures is 6 1/2% compounded semiannually. It is possible that the IRS could challenge the specific yield and projected payment schedule. The yield, if redetermined as a result of such a challenge, could be greater or less than the comparable yield provided by us, and the projected payment schedule (as defined below) could differ materially from the projected payment schedule we have provided. In such case, the taxable income of a holder arising from the ownership, sale, exchange, conversion or redemption of a debenture could be increased or decreased.

     The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the debentures. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain payments of contingent interest and an estimate for a payment at maturity, taking into account the conversion feature.

     The comparable yield and the schedule of projected payments are set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Diamond Offshore Drilling, Inc., 15415 Katy Freeway, Houston, Texas 77094, Attention: Corporate Secretary.

     Pursuant to the terms of the indenture, you agree, for United States federal income tax purposes, to use the comparable yield and the schedule of projected payments in determining interest accruals, and the adjustments thereto described below in respect of the debentures.

     THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE DEBENTURES.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE DEBENTURES

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the debentures that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the debentures that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the debentures during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

     If a U.S. Holder were to purchase a debenture at a discount or premium to the adjusted issue price, the discount would be treated as a positive adjustment under the CPDI regulations and the premium would be treated as a negative adjustment under the CPDI regulations. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the debenture by reference to the accruals of original issue discount at the comparable yield or to the projected payments.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

     Generally, the sale or exchange of a debenture, or the redemption of a debenture for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the debentures includes the receipt of stock upon conversion as a contingent payment with respect to the debentures. Accordingly, we intend to treat, and you agree to treat, the receipt of our common stock upon the conversion of a debenture, or upon the redemption of a debenture where we elect to pay in common stock and you do not withdraw your redemption election, as a contingent payment under the CPDI regulations. As described above, you agree to be bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion or such a redemption will also result in taxable gain or loss to the U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the debenture. A U.S. Holder's adjusted tax basis in a debenture will generally be equal to the U.S. Holder's original purchase price for the debenture, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments previously made on the debentures to the U.S. Holder. Gain recognized upon a sale, exchange, conversion or redemption of a debenture will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the debenture is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     A U.S. Holder's tax basis in our common stock received upon a conversion of a debenture or upon a holder's exercise of a put right that we elect to pay in common stock will equal its then current fair market value. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

CONSTRUCTIVE DIVIDENDS

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the debentures.

     For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the debentures, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

TREATMENT OF NON-U.S. HOLDERS

     Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

     All other payments on the debentures made to a Non-U.S. Holder, including payments of regular cash interest, a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the debentures (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

     The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a debentures certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address.

     If a Non-U.S. Holder of the debentures is engaged in a trade or business in the United States, and if interest on the debentures is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the debentures in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the debentures) on, and the proceeds of disposition or retirement of, the debentures may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's United States federal income tax liability, provided that the requisite information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, may sell the debentures and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, except that they may not sell the debentures or the underlying common stock in an underwritten offering without our prior, written consent. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The debentures and the underlying common stock may be sold in one or more transactions at fixed prices:

     - at prevailing market prices at the time of sale;

     - at prices related to such prevailing market prices;

     - at varying prices determined at the time of sale; or

     - at negotiated prices.

     Such sales may be effected in transactions in the following manner:

     - on any national securities exchange or quotation service on which the debentures or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter-market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market;

     - through the writing of options, whether such options are listed on an options exchange or otherwise; or

     - through the settlement of short sales.

Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the debentures or the underlying common stock and deliver these securities to close out such short positions, or loan or pledge the debentures or the common stock into which the debentures are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the debentures or underlying common stock will be the purchase price of the debentures or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of debentures or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on The New York Stock Exchange. We do not intend to list the debentures for trading on any national securities exchange or on Nasdaq. We cannot guarantee that any trading market will develop for the debentures.

     The debentures and underlying common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the debentures and underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the debentures and common stock into which the debentures are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any debentures or common stock described in this prospectus and may not transfer, devise or gift such securities by other means not described in this prospectus.

     If required, the specific debentures or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

                                 LEGAL MATTERS

     The validity of the debentures and the shares of common stock issuable upon conversion of the debentures will be passed upon for us by Weil, Gotshal & Manges LLP, Houston, Texas.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of Diamond Offshore Drilling, Inc. incorporated by reference in this prospectus as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference in this prospectus.

                            (DIAMOND OFFSHORE LOGO)

                                  $460,000,000

                           1 1/2% CONVERTIBLE SENIOR
                              DEBENTURES DUE 2031

                                   PROSPECTUS

                                August 23, 2001